UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2022	Commission File Number: 001-40509
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
(Name of Registrant)
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke, Bermuda HM08
(Address of Principal Executive Offices)
        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Exhibit Index

Exhibit	Description of Exhibit
99.1	Brookfield Asset Management Reinsurance Partners Ltd.’s interim report for the quarter ended September 30, 2022
99.2	Certification of Sachin Shah, Chief Executive Officer, Brookfield Asset Management Reinsurance Partners Ltd., pursuant to Canadian law
99.3	Certification of Thomas Corbett, Chief Financial Officer, Brookfield Asset Management Reinsurance Partners Ltd., pursuant to Canadian law

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
Date: November 14, 2022	By:	/s/ Thomas Corbett
Thomas Corbett Chief Financial Officer